                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF APRIL 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

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2012 FINANCIAL STATEMENTS APPROVED

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SECTION ONE OF REMUNERATION REPORT APPROVED

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INTEGRATION TO THE BOARD OF STATUTORY AUDITORS FOR THE  YEARS 2013-2014

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EMPLOYEE STOCK OWNERSHIP PLAN 2013 APPROVED IN EXTRAORDINARY SESSION

Rozzano (MI), 17 April 2013

The shareholders of Telecom Italia met today in ordinary and extraordinary session, chaired by Franco Bernabè.

The Ordinary Shareholders' Meeting:

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approved the Telecom Italia S.p.A. 2012 financial statements, agreeing to cover the loss essentially resulting from the goodwill write-down utilizing reserves and retained earnings; it also approved a dividend distribution of 2.0 euro cents per ordinary share and 3.1 euro cents per savings share, drawn from FY 2010 retained earnings. The dividend shall be paid out from 25 April 2013 (record date 24 April 2013), ex-coupon on 22 April, 2013;

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approved section one of the remuneration report which sets out the company's policy, for FY 2013, on the remuneration of board members and management with strategic responsibilities and the procedures for its adoption and implementation;

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approved the integration to the Statutory Board of Auditors, to hold office until approval of the Annual Financial Report at 31 December 2014, confirming Mr. Roberto Capone as standing auditor (replacing Ms. Sabrina Bruno who has retired) and appointing Fabrizio Riccardo Di Giusto as alternate auditor.

The Extraordinary Shareholders' Meeting:

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approved an employee stock ownership plan which makes available a total 54,000,000 ordinary shares at a 10% discount off the market price and in any case not less than the par value. Individuals who hold shares for one year, and providing they remain employees, will be granted one free bonus ordinary share for every three shares purchased. To service the plan, it granted the Board of Directors powers to increase share capital by a total €39,600,000, part paid and part without charge, via the assignment of profits or profit reserves.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

ATTACHMENT TO THE RELEASE

TELECOM ITALIA S.P.A. – INFORMATION MADE AVAILABLE UPON REQUEST BY CONSOB

For the Shareholders’ Meeting being held today, Consob, by order dated April 15, 2013, has requested the Company – pursuant to Article 114, paragraph 5, of Legislative Decree 58/1998 – to disclose additional information relating to the impairment test carried out by the Company in preparing the consolidated financial statements in relation to the “Goodwill” item.

While reminding that  a detailed description of the criteria and guiding principles utilized  for the impairment test is provided under in Note 4 of the consolidated financial statements at December 31, 2012, the following is noted.

Details of the main elements of discontinuity between the impairment test procedure used for the financial statements at December 31, 2012 and the procedure used for previous  impairment tests.

As regularly performed each year , in accordance with the Consob/ISVAP/Bank of Italy document of March 3, 2010 and in accordance with IAS 36, the Company’s Board of Directors established a specific procedure for impairment testing, in order to prepare  the separate financial statements, aiming  to verify  the recoverable amount of the registered goodwill. The procedure was adopted after a specific review conducted by the Control and Risk Committee, under the supervision of the Board of Statutory Auditors, with the advisory assistance of Professor Mauro Bini of the Bocconi University in Milan.

The 2013-2015 business plan, used as reference for the 2012 impairment test, calls for a significant acceleration of the roll-out of the ultrabroadband and LTE networks. This means that over the plan period there will be cash-outs for the corresponding capital expenditures, whose benefits will not however be fully represented, as their pay-back period is naturally more than three years. Given that the accounting standards in applying the Discounted Cash Flows method (DCF) require that the terminal value must be taken from the cash flows in the last year of explicit forecast, the Company’s management considered that the use of three-year projections (as adopted in the past) would have led to an understatement of the estimated recoverable amount of the business units whose goodwill impairment test is based on the DCF method.

In the meantime, the management has also taken into account the full range  of  equity analyst’s estimates (external source of review and validation of the overall reasonableness of the management forecasts) and the volatility of the risk-free rate used to calculate the cost of capital (an additional item to be considered for the DCF method). In this regard, also in the light of the highly uncertain market conditions, it was considered appropriate to introduce elements of prudence and discretion in determining the various figures to be used for  the Year 2012 impairment test

Finally, , the following elements have been added up  to the new procedure for the Core Domestic area compared to the procedure adopted for the year 2011, bringing it into line with the practices adopted by the main European telecommunications operators:

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extension of the forecasts over a five-year period, instead of a three-year period, to take account of the expected effects of the stabilization of revenues and EBITDA following the acceleration of capital expenditure in broadband;

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taking into account the comparison between the forecasts and the analyst consensus, through the neutralization, however, of the effects arising from the polarization of forecasts with respect to the extreme scenarios relating to the performance of the Italian economy and the capital expenditure plan and, as a consequence, to revenue performance;

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the estimate on a fundamental basis of the weighted average cost of capital (WACC) using the Capital Asset Pricing Model (CAPM), given the high volatility of the risk free rate, while maintaining the review of consistency between the capitalization rate (WACC-g) and the analyst consensus rate.

Guidelines underlying the economic and financial projections for the Core Domestic Cash Generating Unit for the 2016-2017 two-year period , in addition to the time period envisaged in the 2013-2015 business plan

The extension to the additional 2016-2017 two-year period  of the forecasts used for the DCF method applied for the Core Domestic Cash Generating Unit enables to capture certain  additional benefits deriving from the capital expenditures allocated to next generation networks in terms of stabilization of revenues and EBITDA, benefits that are only marginally present in the three-year plan. The driver for these benefits is the competitive, technological and market positioning advantage that the capital expenditures in ultrabroadband and LTE are capable of generating.

In the light of the volatility of the macroeconomic and market situation, as well as the divergences from last year’s  plan forecasts, the reasonableness and sustainability of the forecasts for  2016-2017 relating to the Core Domestic Cash Generating Unit was verified by bringing the Company’s forecasts within the range of analysts’ forecasts for the domestic market. The prospect of “zero growth” (in line with the range of growth rates applied by the analysts who follow Telecom Italia, as can be gathered from their  reports published after the presentation of the business plan) represented a prudent choice, also justified taking into consideration  the industry’s general outlook, and was presented and discussed within the Control and Risk Committee and the Board of Directors.

Principal facts and circumstances that led to the recognition of the goodwill impairment loss allocated to the Core Domestic Cash Generating Unit

The impairment loss of 4,016 million euros, recorded in the Core Domestic Cash Generating Unit, is mainly due to the effects of the worsening of the economic scenario, as well as a market situation with strong competition pressure and declining prices.

These uncertainties in  scenario and outlook naturally have an impact on all forecasts of operational and strategic objectives and – if the projected outlook is confirmed – could potentially result in additional impairments in the future. The evolution of the TLC services market in Italy, particularly in the mobile segment, in fact depends on a variety of factors, largely outside the Company’s control: activities of competitors, applicable regulatory environment, development of alternative technologies and/or services. It is a saturated market, where competition revolves around customer retention, with significant costs aimed at maintaining current levels of market share, in terms of customers and revenues.

Results of the sensitivity analyses conducted on the Core Domestic Cash Generating Unit

For the Core Domestic Cash Generating Unit,  a set of sensitivity analysis was conducted on the weighted average cost of capital (WACC) and on the long-term growth rate (g).

In summary, an increase in the WACC of 0.25 percentage points compared to the value used (of 8.63%) would have led to an increase in the impairment loss of 1.2 billion euros, whereas a reduction of 0.25 percentage points in the long-term growth rate, compared to the zero value used, would have resulted in an incremental impairment loss of 0.9 billion euros.

Remarks on the difference between the recoverable amount for the Telecom Italia ordinary shares at December 31, 2012 and (i) the related stock market price as well as (ii) the analysts’ consensus target prices

The shares of the main European telecommunications operators have been heavily affected by the macroeconomic situation and the significant technological discontinuities with the consequent need to accelerate capital expenditures.

These circumstances have had an even greater effect on Telecom Italia’s shares due to its predominant exposure to the Italian market, which moreover is in sharp decline, as well as to the Company’s high level of debt, accompanied by the application of lower than industry average stock market multiples.

In accordance with Consob’s instructions, the above information will be included in the minutes of the shareholders’ meeting and in the press release to be published by the Company at the end of the shareholders’ meeting.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2013-2015 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 17th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager